T-47 RESIDENTIAL REAL PROPERTY AFFIDAVIT
(MAY BE MODIFIED AS APPROPRIATE FOR COMMERCIAL TRANSACTIONS)

Date:________________ GF No.________________

Name of Affiant(s): Nathaniel J Funk and Amy Funk

Address of Affiant: 1804 Laminar Creek Rd. Cedar Park, TX, 78613

Description of Property: Lot 3, Block G, Creekview Ph 4 acres .143

County Williamson County, Texas

"Title Company" as used herein is the Title Insurance Company whose policy of title insurance is issued in reliance upon the statements contained herein.

Before me, the undersigned notary for the State of Texas, personally appeared Affiant(s) who after by me being sworn, stated:

1. We are the owners of the Property. (Or state other basis for knowledge by Affiant(s) of the Property, such as lease, management, neighbor, etc. For example, "Affiant is the manager of the Property for the record title owners.")

2. We are familiar with the property and the improvements located on the Property.

3. We are closing a transaction requiring title insurance and the proposed insured owner or lender has requested area and boundary coverage in the title insurance policy(ies) to be issued in this transaction. We understand that the Title Company may make exceptions to the coverage of the title insurance as Title Company may deem appropriate. We understand that the owner of the property, if the current transaction is a sale, may request a similar amendment to the area and boundary coverage in the Owner's Policy of Title Insurance upon payment of the promulgated premium.

4. To the best of our actual knowledge and belief, since 06/2012 there have been no:

   a. construction projects such as new structures, additional buildings, rooms, garages, swimming pools or other permanent improvements or fixtures;

   b. changes in the location of boundary fences or boundary walls;

   c. construction projects on immediately adjoining property(ies) which encroach on the Property;

   d. conveyances, replattings, easement grants and/or easement dedications (such as a utility line) by any party affecting the Property.

   EXCEPT for the following (If None, Insert "None" Below:) Insert "none" here if previous do not apply

5. We understand that Title Company is relying on the truthfulness of the statements made in this affidavit to provide the area and boundary coverage and upon the evidence of the existing real property survey of the Property. This Affidavit is not made for the benefit of any other parties and this Affidavit does not constitute a warranty or guarantee of the location of improvements.

6. We understand that we have no liability to Title Company that will issue the policy(ies) should the information in this Affidavit be incorrect other than information that we personally know to be incorrect and which we do not disclose to the Title Company.

[signature]

[signature]

SWORN AND SUBSCRIBED this 14th day of January, 20 21.

[signature]

Notary Public

JULIA ELIZABETH IRWIN
Notary ID #1824538
My Commission Expires
September 7, 2024
NOTARY PUBLIC STATE OF TEXAS

(TXR 1907) 02-01-2010 ArkF Properties LLC dotloop verified 01/22/21 3:18 PM PST G1HE-RVAY-2ZGF-SM2D Page 1 of 1

Northwest Hill Office 8911 N. Capital of Texas Highway Unit 2220 Austin, TX 78759 Luis Urista

Lot No(s). __3__, Block(s) __G__, _____ CREEKVIEW, PHASE 4 _____

subdivision in __CITY OF CEDAR PARK, WILLIAMSON__ County, Texas, of record in

Document # ____2011059690____ of the Plat Records of __WILLIAMSON__ County, Texas   SCALE 1"=30'

LEGEND

○ LS 1/2" Iron Rod Set With Cap
      Stamped "LANDMARK SURVEYING"
● RJ 1/2" Iron Rod Found With Cap
      Stamped "RJS"
▲   Cotton Spindle Found
P.U.E. Public Utility Easement
( )   Record Information
———//——— Wood Fence
AC   Air Conditioner Pad
[▭]   Concrete Improvements
B.L. Building Line
D.E. Drainage Easement
(AS PER PLAT) Document # 2011059690
R.O.W. Right-of-Way

CREEKVIEW, PHASE 4
LOT 2

LAMINAR CREEK ROAD
(50' R.O.W.)

(N69°13'51"E 52.00')
N69°11'54"E 51.98'

10' P.U.E.
(AS PER PLAT)

5' P.U.E.
(AS PER PLAT)

5' P.U.E.
(AS PER PLAT)

25' B.L.
(AS PER PLAT)

COVERED PORCH

26.2'
7.7'
13.5'
0.4'
19.0'
2.0'
0.5'
1.7'
0.45'
6.0'
5.4'
0.0'

LOT 4

(S20°46'09"E 120.00')
S20°44'31"E 120.14'

61.2'

1-STORY
BRICK & FRAME
ON CONC.
FOUNDATION
1804 LAMINAR
CREEK ROAD

N20°42'55"W 119.98'
(N20°46'09"W 120.00')

53.0'

LOT 3
BLOCK G

16.7'
12.1'
22.3'
7.5'

COVERED PATIO

5.5'

7.5' P.U.E.
(AS PER PLAT)

S69°21'56"W 52.04'
(S69°13'51"W 52.00')

LOT 39'   LOT 38
CREEKVIEW, PHASE 3
CABINET GG, SLIDES 256

LOT 37

NOTES:
1. BUILDING LINES AND EASEMENTS MAY AFFECT THIS LOT
THAT ARE NOT SHOWN HEREON.
2. BUILDING SETBACK LINES MAY ALSO
BE AFFECTED BY LOCAL ZONING ORDINANCE REQUIREMENTS.

NOTES
1. A parcel of land for future prospective Public Utility
Easements is reserved along all front, rear and side lines
per Document numbers 2007102126 and 2008003955 of
the Official Public Records of Williamson County, Texas.
2. Grantor reserves the right to create easements over and
across the subject property as recorded in Document
numbers 2007102126 and 2008003955 of the Official
Public Records of Williamson County, Texas.

BEARING BASIS NOTE
The Record Bearing S69°34'17"W being the inverse
between a capped iron rod found at the Southeast
corner of the Creekview Phase 1 and a 1/2" capped
iron rod found at the Southwest corner of lot 35,
block C, landscape lot in the Creekview Phase 1, was
used as the Bearing Basis of this survey.

RESTRICTIVE COVENANTS AND EASEMENTS
1. Restrictive covenants and easements as recorded in Document # 2011059690 of the official Records of Williamson County, Texas and
in Documents No. 2007102126 and 2008003955 of the Official Public Records of Williamson County, Texas DO AFFECT the subject lot.
2. Restrictive covenants and easements as recorded in Volume 578, Page 286 of the Deed Records of Williamson County, Texas DO
AFFECT the subject lot.

NOTE: Visible utilities within existing easements may not be shown hereon.
The property described hereon is contained within Flood Zone "X" as identified on F.I.R.M. Map No. 48491C0470E, dated September 26,
2008 as published by the Federal Emergency Management Agency, the purpose of which is for flood insurance only.
A title commitment was not available at the time of this survey. All easements of which I have knowledge are shown or depicted
hereon. Other than visible easements, no unrecorded or unwritten easements which may exist are shown hereon. No additional research
of easements was performed by Landmark Surveying, LP for this survey.

I HEREBY CERTIFY that a survey was made on the ground of the property shown hereon; that there are no visible discrepancies,
conflicts, shortages in area, boundary line conflicts, encroachments, overlapping of improvements, easements or right-of-ways, except
as shown; that said property has access to and from a public roadway; and that this plat is an accurate representation of the
property to the best of my knowledge.

AS SURVEYED BY:
LANDMARK SURVEYING, LP
FIRM REGISTRATION NO. 100727-00

Juan M. Canales, Jr. 6-25-12
JUAN M. CANALES, JR.
Registered Professional Land Surveyor No. 4453
Surveyed: June 22, 2012

STATE OF TEXAS
REGISTERED
JUAN M. CANALES, JR.
4453

Ark7 Properties LLC

dotloop verified
01/22/21 3:18 PM PST
LOZ2-KT3M-9TS9-O7DO



TEXAS REALTORS

SELLER'S DISCLOSURE NOTICE

©Texas Association of REALTORS®, Inc. 2019

Section 5.008, Property Code requires a seller of residential property of not more than one dwelling unit to deliver a Seller's Disclosure Notice to a buyer on or before the effective date of a contract. **This form complies with and contains additional disclosures which exceed the minimum disclosures required by the Code.**

CONCERNING THE PROPERTY AT: **1804 Laminar Creek Rd, Cedar Park, Texas 78613**

THIS NOTICE IS A DISCLOSURE OF SELLER'S KNOWLEDGE OF THE CONDITION OF THE PROPERTY AS OF THE DATE SIGNED BY SELLER AND IS NOT A SUBSTITUTE FOR ANY INSPECTIONS OR WARRANTIES THE BUYER MAY WISH TO OBTAIN. IT IS NOT A WARRANTY OF ANY KIND BY SELLER, SELLER'S AGENTS, OR ANY OTHER AGENT.

Seller ☒ is ☐ is not occupying the property. If unoccupied (by Seller), how long since Seller has occupied the Property? ______________________ (approximate date) or ☐ never occupied the Property

Section 1. The Property has the items marked below: (Mark Yes (Y), No (N), or Unknown (U).)
This Notice does not establish the items to be conveyed. The contract will determine which items will & will not convey.

Item	Y	N	U	Item	Y	N	U	Item	Y	N	U
Cable TV Wiring	X			Liquid Propane (LP) Gas		X		Pump: ☐ sump ☐ grinder			X
Carbon Monoxide Det.	X			- LP Community (Captive)		X		Rain Gutters		X	
Ceiling Fans	X			- LP on Property		X		Range/Stove	X		
Cooktop	X			Hot Tub		X		Roof/Attic Vents	X		
Dishwasher	X			Intercom System		X		Sauna		X	
Disposal	X			Microwave	X			Smoke Detector	X		
Emergency Escape Ladder(s)		X		Outdoor Grill		X		Smoke Detector Hearing Impaired		X	
Exhaust Fan	X			Patio/Decking	X			Spa		X	
Fences	X			Plumbing System	X			Trash Compactor		X	
Fire Detection Equipment	X			Pool		X		TV Antenna		X	
French Drain			X	Pool Equipment		X		Washer/Dryer Hookup	X		
Gas Fixtures	X			Pool Maint. Accessories		X		Window Screens	X		
Natural Gas Lines	X			Pool Heater		X		Public Sewer System	X		

Item	Y	N	U	Additional Information
Central A/C	X			☒ electric ☐ gas number of units: 1
Evaporative Coolers		X		number of units:
Wall/Window AC Units		X		number of units:
Attic Fan(s)			X	if yes, describe:
Central Heat	X			☒ electric ☐ gas number of units: 1
Other Heat		X		if yes, describe:
Oven	X			number of ovens: 1 ☒ electric ☐ gas
Fireplace & Chimney		X		☐wood ☐ gas log ☐mock
Carport		X		☐ attached ☐ not attached
Garage	X			☒ attached ☐ not attached
Garage Door Openers	X			number of units: 1 number of remotes: 2
Satellite Dish & Controls		X		☐ owned ☐ leased from:
Security System	X			☒ owned ☐ leased from:
Solar Panels		X		☐ owned ☐ leased from:
Water Heater	X			☐ electric ☒ gas number of units: 1

(TXR-1406) 09-01-19

Initialed by: Buyer: APL 01/22/21 3:18 PM PST dotloop verified and Seller: NF, AF



Page 1 of 7

Prepared with Sellers Shield



Concerning the Property at 1804 Laminar Creek Rd, Cedar Park, Texas 78613

Water Softener	X	☐ owned ☐ leased from:
Other Leased Item(s)	X	if yes, describe:
Underground Lawn Sprinkler	X	☐ automatic ☐ manual areas covered:
Septic / On-Site Sewer Facility	X	if Yes, attach Information About On-Site Sewer Facility.(TXR-1407)

Water supply provided by: ☒ city ☐ well ☐ MUD ☐ co-op ☐ unknown ☐ other: _____

Was the Property built before 1978? ☐ yes ☒ no ☐ unknown

(If yes, complete, sign, and attach TXR-1906 concerning lead-based paint hazards).

Roof Type: Composite (Shingles)   Age: 8 (approximate)

Is there an overlay roof covering on the Property (shingles or roof covering placed over existing shingles or roof covering)? ☐ Yes ☒ No ☐ Unknown

Are you (Seller) aware of any of the items listed in this Section 1 that are not in working condition, that have defects, or are in need of repair? ☐ Yes ☒ No   If Yes, describe:

Section 2. Are you (Seller) aware of any defects or malfunctions in any of the following?: (Mark Yes (Y) if you are aware and No (N) if you are not aware.)

Item	Y	N	Item	Y	N	Item	Y	N
Basement		X	Floors		X	Sidewalks		X
Ceilings		X	Foundation / Slab(s)		X	Walls / Fences		X
Doors		X	Interior Walls		X	Windows		X
Driveways		X	Lighting Fixtures		X	Other Structural Components		X
Electrical Systems		X	Plumbing Systems		X			
Exterior Walls		X	Roof		X			

If the answer to any of the items in Section 2 is Yes, explain (attach additional sheets if necessary):

Section 3.   Are you (Seller) aware of any of the following conditions? (Mark Yes (Y) if you are aware and No (N) if you are not aware.)

Condition	Y	N	Condition	Y	N
Aluminum Wiring		X	Radon Gas		X
Asbestos Components		X	Settling		X
Diseased Trees: ☐ Oak Wilt		X	Soil Movement		X
Endangered Species/Habitat on Property		X	Subsurface Structure or Pits		X
Fault Lines		X	Underground Storage Tanks		X
Hazardous or Toxic Waste		X	Unplatted Easements		X
Improper Drainage		X	Unrecorded Easements		X
Intermittent or Weather Springs		X	Urea-formaldehyde Insulation		X
Landfill		X	Water Damage Not Due to a Flood Event		X
Lead-Based Paint or Lead-Based Pt. Hazards		X	Wetlands on Property		X
Encroachments onto the Property		X	Wood Rot		X
Improvements encroaching on others' property		X	Active infestation of termites or other wood destroying insects (WDI)		X
Located in Historic District		X	Previous treatment for termites or WDI		X
Historic Property Designation		X	Previous termite or WDI damage repaired		X
Previous Foundation Repairs		X			

(TXR-1406) 09-01-19

Initialed by: Buyer: _____  and Seller: NF, AF

Prepared with
Sellers Shield



Concerning the Property at 1804 Laminar Creek Rd, Cedar Park, Texas 78613

Previous Roof Repairs		X
Previous Other Structural Repairs		X
Previous Use of Premises for Manufacture of Methamphetamine		X

Previous Fires		X
Termite or WDI damage needing repair		X
Single Blockable Main Drain in Pool/Hot Tub/Spa*		X

If the answer to any of the items in Section 3 is Yes, explain:

*A single blockable main drain may cause a suction entrapment hazard for an individual.

Section 4. Are you (Seller) aware of any item, equipment, or system in or on the Property that is in need of repair, which has not been previously disclosed in this notice? ☐ Yes ☒ No If Yes, explain:

Section 5. Are you (Seller) aware of any of the following conditions?* (Mark Yes (Y) if you are aware and check wholly or partly as applicable. Mark No (N) if you are not aware.)

Y N

☐ ☒ Present flood insurance coverage (if yes, attach TXR 1414).

☐ ☒ Previous flooding due to a failure or breach of a reservoir or a controlled or emergency release of water from a reservoir.

☐ ☒ Previous flooding due to a natural flood event (if yes, attach TXR 1414).

☐ ☒ Previous water penetration into a structure on the Property due to a natural flood event (if yes, attach TXR 1414).

☐ ☒ Located ☐ wholly ☐ partly in a 100-year floodplain (Special Flood Hazard Area-Zone A, V, A99, AE, AO, AH, VE, or AR) (if yes, attach TXR 1414).

☐ ☒ Located ☐ wholly ☐ partly in a 500-year floodplain (Moderate Flood Hazard Area-Zone X (shaded)).

☐ ☒ Located ☐ wholly ☐ partly in a floodway (if yes, attach TXR 1414).

☐ ☒ Located ☐ wholly ☐ partly in flood pool.

☐ ☒ Located ☐ wholly ☐ partly in a reservoir.

If the answer to any of the above is yes, explain:

**For purposes of this notice:*

"100-year floodplain" means any area of land that: (A) is identified on the flood insurance rate map as a special flood hazard area, which is designated as Zone A, V, A99, AE, AO, AH, VE, or AR on the map; (B) has a one percent annual chance of flooding, which is considered to be a high risk of flooding; and (C) may include a regulatory floodway, flood pool, or reservoir.

"500-year floodplain" means any area of land that: (A) is identified on the flood insurance rate map as a moderate flood hazard area, which is designated on the map as Zone X (shaded); and (B) has a two-tenths of one percent annual chance of flooding, which is considered to be a moderate risk of flooding.

"Flood pool" means the area adjacent to a reservoir that lies above the normal maximum operating level of the reservoir and that

(TXR-1406) 09-01-19 Initialed by: Buyer: APL 01/22/21 3:18 PM PST dotloop verified and Seller: NF, AF
Page 3 of 7
Prepared with Sellers Shield



is subject to controlled inundation under the management of the United States Army Corps of Engineers.

"Flood insurance rate map" means the most recent flood hazard map published by the Federal Emergency Management Agency under the National Flood Insurance Act of 1968 (42 U.S.C. Section 4001 et seq.).

"Floodway" means an area that is identified on the flood insurance rate map as a regulatory floodway, which includes the channel of a river or other watercourse and the adjacent land areas that must be reserved for the discharge of a base flood, also referred to as a 100-year flood, without cumulatively increasing the water surface elevation more than a designated height.

"Reservoir" means a water impoundment project operated by the United States Army Corps of Engineers that is intended to retain water or delay the runoff of water in a designated surface area of land.

Section 6.   Have you (Seller) ever filed a claim for flood damage to the Property with any insurance provider, including the National Flood Insurance Program (NFIP)?*   ☐Yes   ☒ No   If yes, explain (attach additional sheets as necessary):

_____

*Homes in high risk flood zones with mortgages from federally regulated or insured lenders are required to have flood insurance. Even when not required, the Federal Emergency Management Agency (FEMA) encourages homeowners in high risk, moderate risk, and low risk flood zones to purchase flood insurance that covers the structure(s) and the personal property within the structure(s).

Section 7.   Have you (Seller) ever received assistance from FEMA or the U.S. Small Business Administration (SBA) for flood damage to the Property? ☐Yes   ☒ No   If yes, explain (attach additional sheets as necessary):

_____

Section 8. Are you (Seller) aware of any of the following? (Mark Yes (Y) if you are aware. Mark No (N) if you are not aware.)

<u>Y N</u>

☐ ☒ Room additions, structural modifications, or other alterations or repairs made without necessary permits, with unresolved permits, or not in compliance with building codes in effect at the time.

☒ ☐ Homeowners' associations or maintenance fees or assessments.

　　If Yes, please explain: **Fee monthly**

　　If Yes, complete the following:
　　　　Name of association: **Spectrum**
　　　　Manager's name: **Tim Dwyer**   Phone: **1-866-729-5327**
　　　　Fees or assessments are: $**50** per **Month** and are: ☒ mandatory   ☐ voluntary
　　　　Any unpaid fees or assessment for the Property?   ☐ yes   ($_____)   ☒ no
　　　　If the Property is in more than one association, provide information about the other associations below:
　　　　_____

☐ ☒ Any common area (facilities such as pools, tennis courts, walkways, or other) co-owned in undivided interest with others.

　　If Yes, complete the following:
　　　　Any optional user fees for common facilities charged?   ☐ Yes   ☐ No



☐ ☒ Any notices of violations of deed restrictions or governmental ordinances affecting the condition or use of the Property.

☐ ☒ Any lawsuits or other legal proceedings directly or indirectly affecting the Property. (Includes, but is not limited to: divorce, foreclosure, heirship, bankruptcy, and taxes.)

☐ ☒ Any death on the Property except for those deaths caused by: natural causes, suicide, or accident unrelated to the condition of the Property.

☐ ☒ Any condition on the Property which materially affects the health or safety of an individual.

☐ ☒ Any repairs or treatments, other than routine maintenance, made to the Property to remediate environmental hazards such as asbestos, radon, lead-based paint, urea-formaldehyde, or mold.

    If Yes, attach any certificates or other documentation identifying the extent of the remediation (for example, certificate of mold remediation or other remediation).

☐ ☒ Any rainwater harvesting system located on the Property that is larger than 500 gallons and that uses a public water supply as an auxiliary water source.

☐ ☒ The Property is located in a propane gas system service area owned by a propane distribution system retailer.

☐ ☒ Any portion of the Property that is located in a groundwater conservation district or a subsidence district.

Section 9. **Seller ☐ has ☒ has not attached a survey of the Property.**

Section 10. **Within the last 4 years, have you (Seller) received any written inspection reports from persons who regularly provide inspections and who are either licensed as inspectors or otherwise permitted by law to perform inspections?** ☐Yes ☒ No

Note: A buyer should not rely on the above-cited reports as a reflection of the current condition of the Property. A buyer should obtain inspections from inspectors chosen by the buyer.

Section 11. **Check any tax exemption(s) which you (Seller) currently claim for the Property:**

☒ Homestead   ☐ Senior Citizen   ☐ Disabled
☐ Wildlife Management   ☐ Agricultural   ☐ Disabled Veteran
☐ Other: _____   ☐ Unknown

Section 12. **Have you (Seller) ever filed a claim for damage, other than flood damage, to the Property with any insurance provider?**
☐ Yes ☒ No

Section 13. **Have you (Seller) ever received proceeds for a claim for damage, other than flood damage, to the Property (for example, an insurance claim or a settlement or award in a legal proceeding) and not used the proceeds to make the repairs for which the claim was made?** ☐ Yes ☒ No
If yes, explain:

Section 14. **Does the Property have working smoke detectors installed in accordance with the smoke detector requirements of Chapter 766 of the Health and Safety Code?*** ☒ Yes ☐ No ☐ Unknown
If No or Unknown, explain:

 

Concerning the Property at 1804 Laminar Creek Rd, Cedar Park, Texas 78613

**Chapter 766 of the Health and Safety Code requires one-family or two-family dwellings to have working smoke detectors installed in accordance with the requirements of the building code in effect in the area in which the dwelling is located, including performance, location, and power source requirements. If you do not know the building code requirements in effect in your area, you may check unknown above or contact your local building official for more information.*

A buyer may require a seller to install smoke detectors for the hearing impaired if: (1) the buyer or a member of the buyer's family who will reside in the dwelling is hearing-impaired; (2) the buyer gives the seller written evidence of the hearing impairment from a licensed physician; and (3) within 10 days after the effective date, the buyer makes a written request for the seller to install smoke detectors for the hearing-impaired and specifies the locations for installation. The parties may agree who will bear the cost of installing the smoke detectors and which brand of smoke detectors to install.

(TXR-1406) 09-01-19

Initialed by: Buyer: APL 01/22/21 3:18 PM PST dotloop verified and Seller: NF, AF

Page 6 of 7

Prepared with Sellers Shield



Concerning the Property at 1804 Laminar Creek Rd, Cedar Park, Texas 78613

Seller acknowledges that the statements in this notice are true to the best of Seller's belief and that no person, including the broker(s), has instructed or influenced Seller to provide inaccurate information or to omit any material information.

Nathaniel Joseph Funk   01/10/2021   *Amy Michelle Funk*   01/10/2021
_____   _____   _____   _____
Signature of Seller   Date   Signature of Seller   Date

Printed Name: Nathaniel Joseph Funk   Printed Name: Amy Funk

ADDITIONAL NOTICES TO BUYER:

(1) The Texas Department of Public Safety maintains a database that the public may search, at no cost, to determine if registered sex offenders are located in certain zip code areas. To search the database, visit www.txdps.state.tx.us. For information concerning past criminal activity in certain areas or neighborhoods, contact the local police department.

(2) If the Property is located in a coastal area that is seaward of the Gulf Intracoastal Waterway or within 1,000 feet of the mean high tide bordering the Gulf of Mexico, the Property may be subject to the Open Beaches Act or the Dune Protection Act (Chapter 61 or 63, Natural Resources Code, respectively) and a beachfront construction certificate or dune protection permit may be required for repairs or improvements. Contact the local government with ordinance authority over construction adjacent to public beaches for more information.

(3) If the Property is located in a seacoast territory of this state designated as a catastrophe area by the Commissioner of the Texas Department of Insurance, the Property may be subject to additional requirements to obtain or continue windstorm and hail insurance. A certificate of compliance may be required for repairs or improvements to the Property. For more information, please review Information Regarding Windstorm and Hail Insurance for Certain Properties (TAR 2518) and contact the Texas Department of Insurance or the Texas Windstorm Insurance Association.

(4) This Property may be located near a military installation and may be affected by high noise or air installation compatible use zones or other operations. Information relating to high noise and compatible use zones is available in the most recent Air Installation Compatible Use Zone Study or Joint Land Use Study prepared for a military installation and may be accessed on the Internet website of the military installation and of the county and any municipality in which the military installation is located.

(5) If you are basing your offers on square footage, measurements, or boundaries, you should have those items independently measured to verify any reported information.

(6) The following providers currently provide service to the Property:

Electric:	Pedernales Electric Co-Op	Phone #	888-554-4732
Sewer:	City of Cedar Park	Phone #	512-401-5300
Water:	City of Cedar Park	Phone #	512-401-5300
Cable:	Spectrum	Phone #	+1-833-267-6094
Trash:	City of Cedar Park	Phone #	512-401-5300
Natural Gas:	N/A	Phone #	
Phone Company:	N/A	Phone #	
Propane:	N/A	Phone #	
Internet:	Spectrum	Phone #	+1-833-267-6094

(7) This Seller's Disclosure Notice was completed by Seller as of the date signed. The brokers have relied on this notice as true and correct and have no reason to believe it to be false or inaccurate. YOU ARE ENCOURAGED TO HAVE AN INSPECTOR OF YOUR CHOICE INSPECT THE PROPERTY.

The undersigned Buyer acknowledges receipt of the foregoing notice.

Ark7 Properties LLC   dotloop verified
                                01/22/21 3:18 PM PST
                                8PFU-ELRV-HJSL-4I7K
_____   _____   _____   _____
Signature of Buyer   Date   Signature of Buyer   Date

Printed Name: _____   Printed Name: _____

(TXR-1406) 09-01-19   Initialed by: Buyer:  and Seller: NF, AF   Prepared with
Sellers Shield

UTILITY DISTRICT NOTICE
for
UPPER BRUSHY CREEK WATER CONTROL AND IMPROVEMENT DISTRICT
formerly known as
BRUSHY CREEK WATER CONTROL AND IMPROVEMENT DISTRICT #1A
OF WILLIAMSON AND MILAM COUNTIES

Nathaniel J Funk and Amy Funk

Seller: _____

Purchaser: _____

The real property, described below, that you are about to purchase is located in the **Upper Brushy Creek Water Control and Improvement District (District)** formerly known as **Brushy Creek Water Control and Improvement District of Williamson and Milam Counties**. The District has taxing authority separate from any other taxing authority and may, subject to voter approval, issue an unlimited amount of bonds and levy an unlimited rate of tax in payment of such bonds. As of this date, the rate of taxes levied by the District on real property located in the District is $0.02 on each $100 of assessed valuation. The total amount of bonds, excluding refunding bonds and any bonds or any portion of bonds issued that are payable solely from revenues received or expected to be received under a contract with a governmental entity, approved by the voters and which have been or may, at this date, be issued is $-0-, and the aggregate initial principal amounts of all bonds issued for one or more of the specified facilities of the district and payable in whole or in part from property taxes is $-0-.

The purpose of this District is to provide drainage and flood control facilities and services within the District from property taxes and/or through the issuance of bonds payable in whole or in part from property taxes. The cost of these facilities is not included in the purchase price of your property, and these facilities are owned or to be owned by the District. The legal description of the property you are acquiring is as follows:

_____
(Date)

Amy Funk
dotloop verified
01/20/21 12:09 PM CST
1Q2M-EFGA-MCD5-NXFD

Nathaniel Funk
dotloop verified
01/20/21 11:50 AM CST
EG1H-SAHS-KAYZ-KHZJ

_____
Signature of Seller

Utility District Notice   Page 1 of 2   Revised February 25, 2019

PURCHASER IS ADVISED THAT THE INFORMATION SHOWN ON THIS FORM IS SUBJECT TO CHANGE BY THE DISTRICT AT ANY TIME. THE DISTRICT ROUTINELY ESTABLISHES TAX RATES DURING THE MONTHS OF SEPTEMBER THROUGH DECEMBER OF EACH YEAR, EFFECTIVE FOR THE YEAR IN WHICH THE TAX RATES ARE APPROVED BY THE DISTRICT. PURCHASER IS ADVISED TO CONTACT THE DISTRICT TO DETERMINE THE STATUS OF ANY CURRENT OR PROPOSED CHANGES TO THE INFORMATION SHOWN ON THIS FORM.

Purchaser is advised that the real property may or may not be within an inundation easement, or upstream or downstream, of a District-owned flood control structure. <u>For further information you are strongly encouraged to contact the District through its website at www.upperbrushycreekwcid.org</u>.

The undersigned purchaser hereby acknowledges receipt of the foregoing notice at or prior to execution of a binding contract for the purchase of the real property described in such notice or at closing of purchase of the real property.

_____
(Date)

Ark7 Properties LLC	dotloop verified 01/25/21 12:50 PM PST NBBN-CYPW-VTTB-ZLBA

Signature of Purchaser

STATE OF TEXAS	§	
	§	
COUNTY OF WILLIAMSON	§	

This instrument was acknowledged before me on this the _____ day of _____,
by _____.

_____
Notary Public, State of Texas

APPROVED AS TO LEGALITY:

Charles Crossfield
Sheets & Crossfield, P.C.
Attorneys at Law
309 East Main St.
Round Rock, Texas 78664

AFTER RECORDING RETURN TO:

_____
Purchaser Address
_____
City, State Zip

2-12-18

PROMULGATED BY THE TEXAS REAL ESTATE COMMISSION (TREC)

ONE TO FOUR FAMILY RESIDENTIAL CONTRACT (RESALE)

NOTICE: Not For Use For Condominium Transactions

EQUAL HOUSING OPPORTUNITY

1. PARTIES: The parties to this contract are Nathaniel Joseph Funk Amy M. Funk (Seller) and Ark 7 Properties LLC (Buyer). Seller agrees to sell and convey to Buyer and Buyer agrees to buy from Seller the Property defined below.

2. PROPERTY: The land, improvements and accessories are collectively referred to as the "Property".

A. LAND: Lot 3 Block G, S10154 - CREEKVIEW PH 4 Addition, City of Cedar Park, County of Williamson, Texas, known as 1804 Laminar Creek Rd, Cedar Park, TX 78613-5842, Williamson County (address/zip code), or as described on attached exhibit.

B. IMPROVEMENTS: The house, garage and all other fixtures and improvements attached to the above-described real property, including without limitation, the following **permanently installed and built-in items,** if any: all equipment and appliances, valances, screens, shutters, awnings, wall-to-wall carpeting, mirrors, ceiling fans, attic fans, mail boxes, television antennas, mounts and brackets for televisions and speakers, heating and air-conditioning units, security and fire detection equipment, wiring, plumbing and lighting fixtures, chandeliers, water softener system, kitchen equipment, garage door openers, cleaning equipment, shrubbery, landscaping, outdoor cooking equipment, and all other property owned by Seller and attached to the above described real property.

C. ACCESSORIES: The following described related accessories, if any: window air conditioning units, stove, fireplace screens, curtains and rods, blinds, window shades, draperies and rods, door keys, mailbox keys, above ground pool, swimming pool equipment and maintenance accessories artificial fireplace logs, and controls for: (i) garage doors, (ii) entry gates, and (iii) othe improvements and accessories.

D. EXCLUSIONS: The following improvements and accessories will be retained by Seller and must be removed prior to delivery of possession: Master - furniture/Mirror/Curtains,Rods - Dining room - Kitchen Table Bedroom 1-furniture/rug/Curtains/Rods; Bedroom 2 - furniture/rug/curtains/rods; Living - Mirror, floating shelves,scones, furniture

E. RESERVATIONS: Any reservation for oil, gas, or other minerals, water, timber, or other int[...]s made in accordance with an attached addendum.

3. SALES PRICE:

A. Cash portion of Sales Price payable by Buyer at closing .... $ ~~456000~~ 465,000.00

B. Sum of all financing described in the attached: ☐ Third Party Financing Addendum, ☐ Loan Assumption Addendum, ☐ Seller Financing Addendum .... $ 0

C. Sales Price (Sum of A and B).. $ ~~456000~~ 465,000.00

4. LICENSE HOLDER DISCLOSURE: Texas law requires a real estate license holder who is a party to a transaction or acting on behalf of a spouse, parent, child, business entity in which the license holder owns more than 10%, or a trust for which the license holder acts as a trustee or of which the license holder or the license holder's spouse, parent or child is a beneficiary, to notify the other party in writing before entering into a contract of sale. Disclose if applicable: ____________________.

5. EARNEST MONEY: Within 3 days after the Effective Date, Buyer must deliver $ 7000 as earnest money to Stewart Title - Jessica T, as escrow agent, at 12515-8 Research Blvd STE 120, Austin, TX 78759 (address). Buyer shall deliver additional earnest money of $ N/A to escrow agent within 0 days after the Effective Date of this contract. If Buyer fails to deliver the earnest money within the time required, Seller may terminate this contract or exercise Seller's remedies under Paragraph 15, or both, by providing notice to Buyer before Buyer delivers the earnest money. If the last day to deliver the earnest money falls on a Saturday, Sunday, or legal holiday, the time to deliver the earnest money is extended until the end of the next day that is not a Saturday, Sunday, or legal holiday. **Time is of the essence for this paragraph.**

6. TITLE POLICY AND SURVEY:

A. TITLE POLICY: Seller shall furnish to Buyer at ☐ Seller's ☑ Buyer's expense an owner policy of title insurance (Title Policy) issued by Stewart Title (Title Company) in the amount of the Sales Price, dated at or after closing, insuring Buyer against loss under the provisions of the Title Policy, subject to the promulgated exclusions (including existing building and zoning ordinances) and the following exceptions:

(1) Restrictive covenants common to the platted subdivision in which the Property is located.

(2) The standard printed exception for standby fees, taxes and assessments.

Initialed for identification by Buyer APL 01/22/21 3:15 PM PST and Seller NF 01/25/21 AF 01/25/21

TREC NO. 20-14
TAR 1601

(3) Liens created as part of the financing described in Paragraph 3.

(4) Utility easements created by the dedication deed or plat of the subdivision in which the Property is located.

(5) Reservations or exceptions otherwise permitted by this contract or as may be approved by Buyer in writing.

(6) The standard printed exception as to marital rights.

(7) The standard printed exception as to waters, tidelands, beaches, streams, and related matters.

(8) The standard printed exception as to discrepancies, conflicts, shortages in area or boundary lines, encroachments or protrusions, or overlapping improvements:
☑(i) will not be amended or deleted from the title policy; or
☐(ii) will be amended to read, "shortages in area" at the expense of ☐Buyer ☐Seller.

(9) The exception or exclusion regarding minerals approved by the Texas Department of Insurance.

B. COMMITMENT: Within 20 days after the Title Company receives a copy of this contract, Seller shall furnish to Buyer a commitment for title insurance (Commitment) and, at Buyer's expense, legible copies of restrictive covenants and documents evidencing exceptions in the Commitment (Exception Documents) other than the standard printed exceptions. Seller authorizes the Title Company to deliver the Commitment and Exception Documents to Buyer at Buyer's address shown in Paragraph 21. If the Commitment and Exception Documents are not delivered to Buyer within the specified time, the time for delivery will be automatically extended up to 15 days or 3 days before the Closing Date, whichever is earlier. If the Commitment and Exception Documents are not delivered within the time required, Buyer may terminate this contract and the earnest money will be refunded to Buyer.

C. SURVEY: The survey must be made by a registered professional land surveyor acceptable to the Title Company and Buyer's lender(s). (Check one box only)

☑(1) Within _____3_____ days after the Effective Date of this contract, Seller shall furnish to Buyer and Title Company Seller's existing survey of the Property and a Residential Real Property Affidavit promulgated by the Texas Department of Insurance (T-47 Affidavit). **If Seller fails to furnish the existing survey or affidavit within the time prescribed, Buyer shall obtain a new survey at Seller's expense no later than 3 days prior to Closing Date.** If the existing survey or affidavit is not acceptable to Title Company or Buyer's lender(s), Buyer shall obtain a new survey at ☐Seller's ☑Buyer's expense no later than 3 days prior to Closing Date.

☐(2) Within _____ days after the Effective Date of this contract, Buyer shall obtain a new survey at Buyer's expense. Buyer is deemed to receive the survey on the date of actual receipt or the date specified in this paragraph, whichever is earlier.

☐(3) Within _____ days after the Effective Date of this contract, Seller, at Seller's expense shall furnish a new survey to Buyer.

D. OBJECTIONS: Buyer may object in writing to defects, exceptions, or encumbrances to title: disclosed on the survey other than items 6A(1) through (7) above; disclosed in the Commitment other than items 6A(1) through (9) above; or which prohibit the following use or activity: _____**Residential Rental Use**_____.
Buyer must object the earlier of (i) the Closing Date or (ii) _____0_____ days after Buyer receives the Commitment, Exception Documents, and the survey. Buyer's failure to object within the time allowed will constitute a waiver of Buyer's right to object; except that the requirements in Schedule C of the Commitment are not waived by Buyer. Provided Seller is not obligated to incur any expense, Seller shall cure any timely objections of Buyer or any third party lender within 15 days after Seller receives the objections (Cure Period) and the Closing Date will be extended as necessary. If objections are not cured within the Cure Period, Buyer may, by delivering notice to Seller within 5 days after the end of the Cure Period: (i) terminate this contract and the earnest money will be refunded to Buyer; or (ii) waive the objections. If Buyer does not terminate within the time required, Buyer shall be deemed to have waived the objections. If the Commitment or Survey is revised or any new Exception Document(s) is delivered, Buyer may object to any new matter revealed in the revised Commitment or Survey or new Exception Document(s) within the same time stated in this paragraph to make objections beginning when the revised Commitment, Survey, or Exception Document(s) is delivered to Buyer.

E. TITLE NOTICES:

(1) ABSTRACT OR TITLE POLICY: Broker advises Buyer to have an abstract of title covering the Property examined by an attorney of Buyer's selection, or Buyer should be furnished with or obtain a Title Policy. If a Title Policy is furnished, the Commitment should be promptly reviewed by an attorney of Buyer's choice due to the time limitations on Buyer's right to object.

(2) MEMBERSHIP IN PROPERTY OWNERS ASSOCIATION(S): The Property ☑is ☐is not

 

subject to mandatory membership in a property owners association(s). If the Property is subject to mandatory membership in a property owners association(s), Seller notifies Buyer under §5.012, Texas Property Code, that, as a purchaser of property in the residential community identified in Paragraph 2A in which the Property is located, you are obligated to be a member of the property owners association(s). Restrictive covenants governing the use and occupancy of the Property and all dedicatory instruments governing the establishment, maintenance, or operation of this residential community have been or will be recorded in the Real Property Records of the county in which the Property is located. Copies of the restrictive covenants and dedicatory instruments may be obtained from the county clerk. **You are obligated to pay assessments to the property owners association(s). The amount of the assessments is subject to change. Your failure to pay the assessments could result in enforcement of the association's lien on and the foreclosure of the Property.**

Section 207.003, Property Code, entitles an owner to receive copies of any document that governs the establishment, maintenance, or operation of a subdivision, including, but not limited to, restrictions, bylaws, rules and regulations, and a resale certificate from a property owners' association. A resale certificate contains information including, but not limited to, statements specifying the amount and frequency of regular assessments and the style and cause number of lawsuits to which the property owners' association is a party, other than lawsuits relating to unpaid ad valorem taxes of an individual member of the association. These documents must be made available to you by the property owners' association or the association's agent on your request.

If Buyer is concerned about these matters, the TREC promulgated Addendum for Property Subject to Mandatory Membership in a Property Owners Association(s) should be used.

(3) STATUTORY TAX DISTRICTS: If the Property is situated in a utility or other statutorily created district providing water, sewer, drainage, or flood control facilities and services, Chapter 49, Texas Water Code, requires Seller to deliver and Buyer to sign the statutory notice relating to the tax rate, bonded indebtedness, or standby fee of the district prior to final execution of this contract.

(4) TIDE WATERS: If the Property abuts the tidally influenced waters of the state, §33.135, Texas Natural Resources Code, requires a notice regarding coastal area property to be included in the contract. An addendum containing the notice promulgated by TREC or required by the parties must be used.

(5) ANNEXATION: If the Property is located outside the limits of a municipality, Seller notifies Buyer under §5.011, Texas Property Code, that the Property may now or later be included in the extraterritorial jurisdiction of a municipality and may now or later be subject to annexation by the municipality. Each municipality maintains a map that depicts its boundaries and extraterritorial jurisdiction. To determine if the Property is located within a municipality's extraterritorial jurisdiction or is likely to be located within a municipality's extraterritorial jurisdiction, contact all municipalities located in the general proximity of the Property for further information.

(6) PROPERTY LOCATED IN A CERTIFICATED SERVICE AREA OF A UTILITY SERVICE PROVIDER: Notice required by §13.257, Water Code: The real property, described in Paragraph 2, that you are about to purchase may be located in a certificated water or sewer service area, which is authorized by law to provide water or sewer service to the properties in the certificated area. If your property is located in a certificated area there may be special costs or charges that you will be required to pay before you can receive water or sewer service. There may be a period required to construct lines or other facilities necessary to provide water or sewer service to your property. You are advised to determine if the property is in a certificated area and contact the utility service provider to determine the cost that you will be required to pay and the period, if any, that is required to provide water or sewer service to your property. The undersigned Buyer hereby acknowledges receipt of the foregoing notice at or before the execution of a binding contract for the purchase of the real property described in Paragraph 2 or at closing of purchase of the real property.

(7) PUBLIC IMPROVEMENT DISTRICTS: If the Property is in a public improvement district, §5.014, Property Code, requires Seller to notify Buyer as follows: As a purchaser of this parcel of real property you are obligated to pay an assessment to a municipality or county for an improvement project undertaken by a public improvement district under Chapter 372, Local Government Code. The assessment may be due annually or in periodic installments. More information concerning the amount of the assessment and the due dates of that assessment may be obtained from the municipality or county levying the assessment. The amount of the assessments is subject to change. Your failure to pay the assessments could result in a lien on and the foreclosure of your property.

(8) TRANSFER FEES: If the Property is subject to a private transfer fee obligation, §5.205, Property Code, requires Seller to notify Buyer as follows: The private transfer fee

Initialed for identification by Buyer ____ APL 01/22/21 3:15 PM PST dotloop verified and Seller NF 01/25/21 1:11 PM CST AF 01/25/21 1:48 PM CST TREC NO. 20-14 TAR 1601

obligation may be governed by Chapter 5, Subchapter G of the Texas Property Code.

(9) PROPANE GAS SYSTEM SERVICE AREA: If the Property is located in a propane gas system service area owned by a distribution system retailer, Seller must give Buyer written notice as required by §141.010, Texas Utilities Code. An addendum containing the notice approved by TREC or required by the parties should be used.

(10) NOTICE OF WATER LEVEL FLUCTUATIONS: If the Property adjoins an impoundment of water, including a reservoir or lake, constructed and maintained under Chapter 11, Water Code, that has a storage capacity of at least 5,000 acre-feet at the impoundment's normal operating level, Seller hereby notifies Buyer: "The water level of the impoundment of water adjoining the Property fluctuates for various reasons, including as a result of: (1) an entity lawfully exercising its right to use the water stored in the impoundment; or (2) drought or flood conditions."

7.PROPERTY CONDITION:

A. ACCESS, INSPECTIONS AND UTILITIES: Seller shall permit Buyer and Buyer's agents access to the Property at reasonable times. Buyer may have the Property inspected by inspectors selected by Buyer and licensed by TREC or otherwise permitted by law to make inspections. Any hydrostatic testing must be separately authorized by Seller in writing. Seller at Seller's expense shall immediately cause existing utilities to be turned on and shall keep the utilities on during the time this contract is in effect.

B. SELLER'S DISCLOSURE NOTICE PURSUANT TO §5.008, TEXAS PROPERTY CODE (Notice):
(Check one box only)

☑ (1) Buyer has received the Notice.

☐ (2) Buyer has not received the Notice. Within ________ days after the Effective Date of this contract, Seller shall deliver the Notice to Buyer. If Buyer does not receive the Notice, Buyer may terminate this contract at any time prior to the closing and the earnest money will be refunded to Buyer. If Seller delivers the Notice, Buyer may terminate this contract for any reason within 7 days after Buyer receives the Notice or prior to the closing, whichever first occurs, and the earnest money will be refunded to Buyer.

☐ (3)The Seller is not required to furnish the notice under the Texas Property Code.

C. SELLER'S DISCLOSURE OF LEAD-BASED PAINT AND LEAD-BASED PAINT HAZARDS is required by Federal law for a residential dwelling constructed prior to 1978.

D. ACCEPTANCE OF PROPERTY CONDITION: "As Is" means the present condition of the Property with any and all defects and without warranty except for the warranties of title and the warranties in this contract. Buyer's agreement to accept the Property As Is under Paragraph 7D(1) or (2) does not preclude Buyer from inspecting the Property under Paragraph 7A, from negotiating repairs or treatments in a subsequent amendment, or from terminating this contract during the Option Period, if any.
(Check one box only)

☑ (1) Buyer accepts the Property As Is.

☐ (2) Buyer accepts the Property As Is provided Seller, at Seller's expense, shall complete the following specific repairs and treatments: ____
____.
(Do not insert general phrases, such as "subject to inspections" that do not identify specific repairs and treatments.)

E. LENDER REQUIRED REPAIRS AND TREATMENTS: Unless otherwise agreed in writing, neither party is obligated to pay for lender required repairs, which includes treatment for wood destroying insects. If the parties do not agree to pay for the lender required repairs or treatments, this contract will terminate and the earnest money will be refunded to Buyer. If the cost of lender required repairs and treatments exceeds 5% of the Sales Price, Buyer may terminate this contract and the earnest money will be refunded to Buyer.

F. COMPLETION OF REPAIRS AND TREATMENTS: Unless otherwise agreed in writing: (i) Seller shall complete all agreed repairs and treatments prior to the Closing Date; and (ii) all required permits must be obtained, and repairs and treatments must be performed by persons who are licensed to provide such repairs or treatments or, if no license is required by law, are commercially engaged in the trade of providing such repairs or treatments. At Buyer's election, any transferable warranties received by Seller with respect to the repairs and treatments will be transferred to Buyer at Buyer's expense. If Seller fails to complete any agreed repairs and treatments prior to the Closing Date, Buyer may exercise remedies under Paragraph 15 or extend the Closing Date up to 5 days if necessary for Seller to complete the repairs and treatments.

G. ENVIRONMENTAL MATTERS: Buyer is advised that the presence of wetlands, toxic substances, including asbestos and wastes or other environmental hazards, or the presence of a threatened or endangered species or its habitat may affect Buyer's intended use of the Property. If Buyer is concerned about these matters, an addendum promulgated by TREC or required by the parties should be used.

Initialed for identification by Buyer ______ APL 01/22/21 3:15 PM PST and Seller NF 01/25/21 1:11 PM CST AF 01/25/21 1:48 PM CST TREC NO. 20-14
TAR 1601

H. RESIDENTIAL SERVICE CONTRACTS: Buyer may purchase a residential service contract from a residential service company licensed by TREC. If Buyer purchases a residential service contract, Seller shall reimburse Buyer at closing for the cost of the residential service contract in an amount not exceeding $ 0 . Buyer should review any residential service contract for the scope of coverage, exclusions and limitations. **The purchase of a residential service contract is optional. Similar coverage may be purchased from various companies authorized to do business in Texas.**

8. BROKERS' FEES: All obligations of the parties for payment of brokers' fees are contained in separate written agreements.

9. CLOSING:

A. The closing of the sale will be on or before 02/09/2021, or within 7 days after objections made under Paragraph 6D have been cured or waived, whichever date is later (Closing Date). If either party fails to close the sale by the Closing Date, the non-defaulting party may exercise the remedies contained in Paragraph 15.

B. At closing:

(1) Seller shall execute and deliver a general warranty deed conveying title to the Property to Buyer and showing no additional exceptions to those permitted in Paragraph 6 and furnish tax statements or certificates showing no delinquent taxes on the Property.

(2) Buyer shall pay the Sales Price in good funds acceptable to the escrow agent.

(3) Seller and Buyer shall execute and deliver any notices, statements, certificates, affidavits, releases, loan documents and other documents reasonably required for the closing of the sale and the issuance of the Title Policy.

(4) There will be no liens, assessments, or security interests against the Property which will not be satisfied out of the sales proceeds unless securing the payment of any loans assumed by Buyer and assumed loans will not be in default.

(5) If the Property is subject to a residential lease, Seller shall transfer security deposits (as defined under §92.102, Property Code), if any, to Buyer. In such an event, Buyer shall deliver to the tenant a signed statement acknowledging that the Buyer has acquired the Property and is responsible for the return of the security deposit, and specifying the exact dollar amount of the security deposit.

10. POSSESSION:

A. Buyer's Possession: Seller shall deliver to Buyer possession of the Property in its present or required condition, ordinary wear and tear excepted: ☑ ~~upon closing~~ and funding ☑ according to a temporary residential lease form promulgated by TREC or other written lease required by the parties. Any possession by Buyer prior to closing or by Seller after closing which is not authorized by a written lease will establish a tenancy at sufferance relationship between the parties. **Consult your insurance agent prior to change of ownership and possession because insurance coverage may be limited or terminated. The absence of a written lease or appropriate insurance coverage may expose the parties to economic loss.**

APL 01/25/21 12:50 PM PST dotloop verified
NF 01/25/21
AF 01/25/21 1:48 PM CST dotloop verified

B. Leases:

(1) After the Effective Date, Seller may not execute any lease (including but not limited to mineral leases) or convey any interest in the Property without Buyer's written consent.

(2) If the Property is subject to any lease to which Seller is a party, Seller shall deliver to Buyer copies of the lease(s) and any move-in condition form signed by the tenant within 7 days after the Effective Date of the contract.

11. SPECIAL PROVISIONS: (Insert only factual statements and business details applicable to the sale. TREC rules prohibit license holders from adding factual statements or business details for which a contract addendum, lease or other form has been promulgated by TREC for mandatory use.)

12. SETTLEMENT AND OTHER EXPENSES:

A. The following expenses must be paid at or prior to closing:

(1) Expenses payable by Seller (Seller's Expenses):

(a) Releases of existing liens, including prepayment penalties and recording fees; release of Seller's loan liability; tax statements or certificates; preparation of deed; one-half of escrow fee; and other expenses payable by Seller under this contract.

(b) Seller shall also pay an amount not to exceed $ N/A to be applied in the following order: Buyer's Expenses which Buyer is prohibited from paying by FHA, VA, Texas Veterans Land Board or other governmental loan programs, and then to other Buyer's Expenses as allowed by the lender.

(2) Expenses payable by Buyer (Buyer's Expenses): Appraisal fees; loan application fees; origination charges; credit reports; preparation of loan documents; interest on the notes from date of disbursement to one month prior to dates of first monthly payments; recording fees; copies of easements and restrictions; loan title policy with endorsements required by lender; loan-related inspection fees; photos; amortization schedules; one-half of escrow fee; all prepaid items, including required premiums for flood and hazard insurance, reserve deposits for insurance, ad valorem taxes and special governmental assessments; final compliance inspection; courier fee; repair inspection; underwriting fee; wire transfer fee; expenses incident to any loan; Private Mortgage Insurance Premium (PMI), VA Loan Funding Fee, or FHA Mortgage Insurance Premium (MIP) as required by the lender; and other expenses payable by Buyer under this contract.

B. If any expense exceeds an amount expressly stated in this contract for such expense to be paid by a party, that party may terminate this contract unless the other party agrees to pay such excess. Buyer may not pay charges and fees expressly prohibited by FHA, VA, Texas Veterans Land Board or other governmental loan program regulations.

13. PRORATIONS: Taxes for the current year, interest, maintenance fees, assessments, dues and rents will be prorated through the Closing Date. The tax proration may be calculated taking into consideration any change in exemptions that will affect the current year's taxes. If taxes for the current year vary from the amount prorated at closing, the parties shall adjust the prorations when tax statements for the current year are available. If taxes are not paid at or prior to closing, Buyer shall pay taxes for the current year.

14. CASUALTY LOSS: If any part of the Property is damaged or destroyed by fire or other casualty after the Effective Date of this contract, Seller shall restore the Property to its previous condition as soon as reasonably possible, but in any event by the Closing Date. If Seller fails to do so due to factors beyond Seller's control, Buyer may (a) terminate this contract and the earnest money will be refunded to Buyer (b) extend the time for performance up to 15 days and the Closing Date will be extended as necessary or (c) accept the Property in its damaged condition with an assignment of insurance proceeds, if permitted by Seller's insurance carrier, and receive credit from Seller at closing in the amount of the deductible under the insurance policy. Seller's obligations under this paragraph are independent of any other obligations of Seller under this contract.

15. DEFAULT: If Buyer fails to comply with this contract, Buyer will be in default, and Seller may (a) enforce specific performance, seek such other relief as may be provided by law, or both, or (b) terminate this contract and receive the earnest money as liquidated damages, thereby releasing both parties from this contract. If Seller fails to comply with this contract, Seller will be in default and Buyer may (a) enforce specific performance, seek such other relief as may be provided by law, or both, or (b) terminate this contract and receive the earnest money, thereby releasing both parties from this contract.

16. MEDIATION: It is the policy of the State of Texas to encourage resolution of disputes through alternative dispute resolution procedures such as mediation. Any dispute between Seller and Buyer related to this contract which is not resolved through informal discussion will be submitted to a mutually acceptable mediation service or provider. The parties to the mediation shall bear the mediation costs equally. This paragraph does not preclude a party from seeking equitable relief from a court of competent jurisdiction.

17. ATTORNEY'S FEES: A Buyer, Seller, Listing Broker, Other Broker, or escrow agent who prevails in any legal proceeding related to this contract is entitled to recover reasonable attorney's fees and all costs of such proceeding.

18. ESCROW:

A. ESCROW: The escrow agent is not (i) a party to this contract and does not have liability for the performance or nonperformance of any party to this contract, (ii) liable for interest on the earnest money and (iii) liable for the loss of any earnest money caused by the failure of any financial institution in which the earnest money has been deposited unless the financial institution is acting as escrow agent.

B. EXPENSES: At closing, the earnest money must be applied first to any cash down payment, then to Buyer's Expenses and any excess refunded to Buyer. If no closing occurs, escrow agent may: (i) require a written release of liability of the escrow agent from all parties, (ii) require payment of unpaid expenses incurred on behalf of a party, and (iii) only deduct from the earnest money the amount of unpaid expenses incurred on behalf of the party receiving the earnest money.

C. DEMAND: Upon termination of this contract, either party or the escrow agent may send a release of earnest money to each party and the parties shall execute counterparts of the release and deliver same to the escrow agent. If either party fails to execute the release, either party may make a written demand to the escrow agent for the earnest money. If only one party makes written demand for the earnest money, escrow agent shall promptly

Initialed for identification by Buyer ___ APL 01/22/21 3:15 PM PST dotloop verified and Seller NF 01/25/21 1:11 PM CST AF 01/25/21 1:48 PM CST dotloop verified
TREC NO. 20-14
TAR 1601

dotloop signature verification: dtlp.us/uCtZ-yltN-6vSQ0

Contract Concerning __1804 Laminar Creek Rd, Cedar Park, TX 78613-5842, Williamson County__ Page 7 of 10   2-12-18
(Address of Property)

provide a copy of the demand to the other party. If escrow agent does not receive written objection to the demand from the other party within 15 days, escrow agent may disburse the earnest money to the party making demand reduced by the amount of unpaid expenses incurred on behalf of the party receiving the earnest money and escrow agent may pay the same to the creditors. If escrow agent complies with the provisions of this paragraph, each party hereby releases escrow agent from all adverse claims related to the disbursal of the earnest money.

   D. DAMAGES: Any party who wrongfully fails or refuses to sign a release acceptable to the escrow agent within 7 days of receipt of the request will be liable to the other party for (i) damages; (ii) the earnest money; (iii) reasonable attorney's fees; and (iv) all costs of suit.

   E. NOTICES: Escrow agent's notices will be effective when sent in compliance with Paragraph 21. Notice of objection to the demand will be deemed effective upon receipt by escrow agent.

19. REPRESENTATIONS: All covenants, representations and warranties in this contract survive closing. If any representation of Seller in this contract is untrue on the Closing Date, Seller will be in default. Unless expressly prohibited by written agreement, Seller may continue to show the Property and receive, negotiate and accept back up offers.

20. FEDERAL TAX REQUIREMENTS: If Seller is a "foreign person," as defined by Internal Revenue Code and its regulations, or if Seller fails to deliver an affidavit or a certificate of non-foreign status to Buyer that Seller is not a "foreign person," then Buyer shall withhold from the sales proceeds an amount sufficient to comply with applicable tax law and deliver the same to the Internal Revenue Service together with appropriate tax forms. Internal Revenue Service regulations require filing written reports if currency in excess of specified amounts is received in the transaction.

21. NOTICES: All notices from one party to the other must be in writing and are effective when mailed to, hand-delivered at, or transmitted by fax or electronic transmission as follows:

To Buyer at:	To Seller at:
Ark7 Properties LLC	1804 Laminar Creek Cedar Park, TX. 78613
Phone:	Phone:
Fax:	Fax:
E-mail: **serena@ark7.com**	E-mail: Natefunk3482@gmail.com Astewart62088@gmail.com

22. AGREEMENT OF PARTIES: This contract contains the entire agreement of the parties and cannot be changed except by their written agreement. Addenda which are a part of this contract are (Check all applicable boxes):

☐ Third Party Financing Addendum

☐ Seller Financing Addendum

☑ Addendum for Property Subject to Mandatory Membership in a Property Owners Association

☐ Buyer's Temporary Residential Lease

☐ Loan Assumption Addendum

☐ Addendum for Sale of Other Property by Buyer

☐ Addendum for Reservation of Oil, Gas and Other Minerals

☐ Addendum for "Back-Up" Contract

☐ Addendum for Coastal Area Property

☐ Addendum for Authorizing Hydrostatic Testing

☐ Addendum Concerning Right to Terminate Due to Lender's Appraisal

☐ Environmental Assessment, Threatened or Endangered Species and Wetlands Addendum

☐ Seller's Temporary Residential Lease

☐ Short Sale Addendum

☐ Addendum for Property Located Seaward of the Gulf Intracoastal Waterway

☐ Addendum for Seller's Disclosure of Information on Lead-based Paint and Lead-based Paint Hazards as Required by Federal Law

☐ Addendum for Property in a Propane Gas System Service Area

☑ Other (list): Non-Realty Item Addendum

Initialed for identification by Buyer [APL 01/22/21 3:15 PM PST] and Seller [NF 01/25/21 1:11 PM CST] [AF 01/25/21 1:48 PM CST]   TREC NO. 20-14
TAR 1601



dotloop signature verification: dtlp.us/dCtL-yItN-6vsQ

Contract Concerning 1804 Laminar Creek Rd, Cedar Park, TX 78613-5842, Williamson County Page 8 of 10 2-12-18
(Address of Property)

23. TERMINATION OPTION: For nominal consideration, the receipt of which is hereby acknowledged by Seller, and Buyer's agreement to pay Seller $ 0 (Option Fee) within 3 days after the Effective Date of this contract, Seller grants Buyer the unrestricted right to terminate this contract by giving notice of termination to Seller within 0 days after the Effective Date of this contract (Option Period). Notices under this paragraph must be given by 5:00 p.m. (local time where the Property is located) by the date specified. If no dollar amount is stated as the Option Fee or if Buyer fails to pay the Option Fee to Seller within the time prescribed, this paragraph will not be a part of this contract and Buyer shall not have the unrestricted right to terminate this contract. If Buyer gives notice of termination within the time prescribed, the Option Fee will not be refunded; however, any earnest money will be refunded to Buyer. The Option Fee ☐ will ☐ will not be credited to the Sales Price at closing. **Time is of the essence for this paragraph and strict compliance with the time for performance is required.**

24. CONSULT AN ATTORNEY BEFORE SIGNING: TREC rules prohibit real estate license holders from giving legal advice. READ THIS CONTRACT CAREFULLY.

Buyer's	Seller's
Attorney is: Ark7 Properties LLC	Attorney is:
Phone:	Phone:
Fax:	Fax:
E-mail: serena@ark7.com	E-mail:

EXECUTED the ______ day of 01/25/2021 , 20____ (Effective Date).
(BROKER: FILL IN THE DATE OF FINAL ACCEPTANCE.)

Ark7 Properties LLC (dotloop verified 01/22/21 3:15 PM PST PXUB-A12N-YG88-GBON)	Nathaniel Funk (dotloop verified 01/25/21 1:11 PM CST VYME-HROQ-D9KV-X18Y)
Buyer	Seller
	Amy Funk (dotloop verified 01/25/21 1:48 PM CST 35ZP-9IDN-0SWC-1H4V)
Buyer	Seller



TREC
TEXAS REAL ESTATE COMMISSION

The form of this contract has been approved by the Texas Real Estate Commission. TREC forms are intended for use only by trained real estate license holders. No representation is made as to the legal validity or adequacy of any provision in any specific transactions. It is not intended for complex transactions. Texas Real Estate Commission, P.O. Box 12188, Austin, TX 78711-2188, (512) 936-3000 (http://www.trec.texas.gov) TREC NO. 20-14. This form replaces TREC NO. 20-13.

TAR 1601

BROKER INFORMATION
(Print name(s) only. Do not sign)

Keller Williams Realty	**0991**
Other Broker Firm	License No.

represents   ☐ Buyer only as Buyer's agent

             ☐ Seller as Listing Broker's subagent

Yiwen Chen	**686638**
Associate's Name	License No.

Wendycyw@gmail.com	**512-629-9368**
Associate's Email Address	Phone

Alice Caron	**336633**
Licensed Supervisor of Associate	License No.

12515-8 Research Blvd #100	
Other Broker's Address	Phone

Austin, TX 78759		
City	State	Zip

Kuper Sotheby's Itl Rlty	**0012**
Listing Broker Firm	License No.

represents   ☐ Seller and Buyer as an intermediary

             ☑ Seller only as Seller's agent

Luis Urista	**610692**
Listing Associate's Name	License No.

Luis.Urista@Kupersir.com	**5124315231**
Listing Associate's Email Address	Phone

8911 N. Capital of Texas HWY Bldg	
Licensed Supervisor of Listing Associate	License No.

Austin, TX 78759	
Listing Broker's Office Address	Phone

City	State	Zip

Selling Associate's Name	License No.

Selling Associate's Email Address	Phone

Licensed Supervisor of Selling Associate	License No.

Selling Associate's Office Address	

City	State	Zip

Listing Broker has agreed to pay Other Broker _____**3 %**_____ of the total sales price when the Listing Broker's fee is received. Escrow agent is authorized and directed to pay Other Broker from Listing Broker's fee at closing.

TREC NO. 20-14
TAR 1601

OPTION FEE RECEIPT

Receipt of $_____ (Option Fee) in the form of _____
is acknowledged.

```
┌──────────────────────────────────────────────────────────────────────────────────┐
│                                                                                    │
└──────────────────────────────────────────────────────────────────────────────────┘
```
Seller or Listing Broker   Date

EARNEST MONEY RECEIPT

Receipt of $_____ Earnest Money in the form of _____
is acknowledged.

```
┌──────────────────────────────────────────┐
│                                           │
└──────────────────────────────────────────┘
```
Escrow Agent   Received by   Email Address   Date/Time

_____   _____
Address   Phone

_____   _____
City   State   Zip   Fax

CONTRACT RECEIPT

Receipt of the Contract is acknowledged.

```
┌──────────────────────────────────────────┐
│                                           │
└──────────────────────────────────────────┘
```
Escrow Agent   Received by   Email Address   Date

_____   _____
Address   Phone

_____   _____
City   State   Zip   Fax

ADDITIONAL EARNEST MONEY RECEIPT

Receipt of $_____ additional Earnest Money in the form of _____
is acknowledged.

```
┌──────────────────────────────────────────┐
│                                           │
└──────────────────────────────────────────┘
```
Escrow Agent   Received by   Email Address   Date/Time

_____   _____
Address   Phone

_____   _____
City   State   Zip   Fax

TREC NO. 20-14
TAR 1601



PROMULGATED BY THE TEXAS REAL ESTATE COMMISSION (TREC) 08-18-2014

EQUAL HOUSING OPPORTUNITY

ADDENDUM FOR PROPERTY SUBJECT TO MANDATORY MEMBERSHIP IN A PROPERTY OWNERS ASSOCIATION

(NOT FOR USE WITH CONDOMINIUMS)

ADDENDUM TO CONTRACT CONCERNING THE PROPERTY AT

1804 Laminar Creek Rd, Cedar Park, Texas 78613

(Street Address and City)

Creekview HOA

(Name of Property Owners Association, (Association) and Phone Number)

A. SUBDIVISION INFORMATION: "Subdivision Information" means: (i) a current copy of the restrictions applying to the subdivision and bylaws and rules of the Association, and (ii) a resale certificate, all of which are described by Section 207.003 of the Texas Property Code.

(Check only one box):

NF 01/25/21 1:11 PM CST dotloop verified | AF 01/25/21 1:48 PM CST dotloop verified | APL 01/25/21 12:56 PM PST dotloop verified

☑ 1. Within ~~10~~ 14 days after the effective date of the contract, Seller shall obtain, pay for, and deliver the Subdivision Information to the Buyer. If Seller delivers the Subdivision Information, Buyer may terminate the contract within 3 days after Buyer receives the Subdivision Information or prior to closing, whichever occurs first, and the earnest money will be refunded to Buyer. If Buyer does not receive the Subdivision Information, Buyer, as Buyer's sole remedy, may terminate the contract at any time prior to closing and the earnest money will be refunded to Buyer.

☐ 2. Within ______________ days after the effective date of the contract, Buyer shall obtain, pay for, and deliver a copy of the Subdivision Information to the Seller. If Buyer obtains the Subdivision Information within the time required, Buyer may terminate the contract within 3 days after Buyer receives the Subdivision Information or prior to closing, whichever occurs first, and the earnest money will be refunded to Buyer. If Buyer, due to factors beyond Buyer's control, is not able to obtain the Subdivision Information within the time required, Buyer may, as Buyer's sole remedy, terminate the contract within 3 days after the time required or prior to closing, whichever occurs first, and the earnest money will be refunded to Buyer.

☐ 3. Buyer has received and approved the Subdivision Information before signing the contract. Buyer ☐ does ☐ does not require an updated resale certificate. If Buyer requires an updated resale certificate, Seller, at Buyer's expense, shall deliver it to Buyer within 10 days after receiving payment for the updated resale certificate from Buyer. Buyer may terminate this contract and the earnest money will be refunded to Buyer if Seller fails to deliver the updated resale certificate within the time required.

☐ 4. Buyer does not require delivery of the Subdivision Information.

The title company or its agent is authorized to act on behalf of the parties to obtain the Subdivision Information ONLY upon receipt of the required fee for the Subdivision Information from the party obligated to pay.

B. MATERIAL CHANGES. If Seller becomes aware of any material changes in the Subdivision Information, Seller shall promptly give notice to Buyer. Buyer may terminate the contract prior to closing by giving written notice to Seller if: (i) any of the Subdivision Information provided was not true; or (ii) any material adverse change in the Subdivision Information occurs prior to closing, and the earnest money will be refunded to Buyer.

C FEES: Except as provided by Paragraphs A, D and E, Buyer shall pay any and all Association fees or other charges associated with the transfer of the Property not to exceed $ **100** and Seller shall pay any excess.

D. DEPOSITS FOR RESERVES: Buyer shall pay any deposits for reserves required at closing by the Association.

E. AUTHORIZATION: Seller authorizes the Association to release and provide the Subdivision Information and any updated resale certificate if requested by the Buyer, the Title Company, or any broker to this sale. If Buyer does not require the Subdivision Information or an updated resale certificate, and the Title Company requires information from the Association (such as the status of dues, special assessments, violations of covenants and restrictions, and a waiver of any right of first refusal), ☑ Buyer ☐ Seller shall pay the Title Company the cost of obtaining the information prior to the Title Company ordering the information.

NOTICE TO BUYER REGARDING REPAIRS BY THE ASSOCIATION: The Association may have the sole responsibility to make certain repairs to the Property. If you are concerned about the condition of any part of the Property which the Association is required to repair, you should not sign the contract unless you are satisfied that the Association will make the desired repairs.

ArkF Properties LLC — dotloop verified 01/22/21 3:17 PM PST KXCP-OWOG-KZEM-KYQ3	Nathaniel Funk — dotloop verified 01/25/21 1:11 PM CST FSAM-HWUW-O3YG-RKBT
Buyer	Seller
	Amy Funk — dotloop verified 01/25/21 1:48 PM CST 3QNK-WHYH-V7YA-O6UT
Buyer	Seller

The form of this addendum has been approved by the Texas Real Estate Commission for use only with similarly approved or promulgated forms of contracts. Such approval relates to this contract form only. TREC forms are intended for use only by trained real estate licensees. No representation is made as to the legal validity or adequacy of any provision in any specific transactions. It is not intended for complex transactions. Texas Real Estate Commission, P.O. Box 12188, Austin, TX 78711-2188, (512) 936-3000 (www.trec.texas.gov) TREC No. 36-8. This form replaces TREC No. 36-7.



APPROVED BY THE TEXAS REAL ESTATE COMMISSION (TREC)
FOR VOLUNTARY USE

10-10-11

EQUAL HOUSING OPPORTUNITY

NON-REALTY ITEMS ADDENDUM

TO CONTRACT CONCERNING THE PROPERTY AT

1804 Laminar Creek Rd, Cedar Park, TX 78613
(Address of Property)

A. For an additional sum of $1.00 and other and good valuable consideration, Seller shall convey to Buyer at closing the following personal property (specify each item carefully, include description, model numbers, serial numbers, location, and other information):

1.) Stainless Refrigerator in Kitchen as of 1/25/21
2.) Washer/Dryer in the utility room as of 1/25/21.

B. Seller represents and warrants that Seller owns the personal property described in Paragraph A free and clear of all encumbrances.

C. Seller does not warrant or guarantee the condition or future performance of the personal property conveyed by this document.

ArkF Properties LLC
dotloop verified
01/25/21 3:35 PM PST
ZGRW-1YYE-XLHR-IHNM

Buyer

Nathaniel Funk
dotloop verified
01/25/21 1:11 PM CST
UUTN-BHBP-SHWY-NBFT

Seller

Buyer

Amy Funk
dotloop verified
01/25/21 1:48 PM CST
XBVY-PCPY-WIXD-C8TE

Seller

This form has been approved by the Texas Real Estate Commission for voluntary use by its licensees. Copies of TREC rules governing real estate brokers, salesperson and real estate inspectors are available at nominal cost from TREC. Texas Real Estate Commission, P.O. Box 12188, Austin, TX 78711-2188, 512-936-3000 (http://www.trec.texas.gov)

Northwest Hill Office 8911 N. Capital of Texas Highway Unit 2220 Austin, TX 78759 Luis Urista

TREC NO. OP-M

TXR 1924

PROMULGATED BY THE TEXAS REAL ESTATE COMMISSION (TREC) 12-05-11

(NOTICE: For use only when SELLER occupies the property for no more than 90 days AFTER the closing)

EQUAL HOUSING OPPORTUNITY

SELLER'S TEMPORARY RESIDENTIAL LEASE

1. **PARTIES:** The parties to this Lease are Ark7 Properties, LLC (Landlord) and Amy Funk and Nathaniel Funk (Tenant).

2. **LEASE:** Landlord leases to Tenant the Property described in the Contract between Landlord as Buyer and Tenant as Seller known as 1804 Laminar Creek Rd, Cedar Park, TX 78613 (address).

3. **TERM:** The term of this Lease commences on the date the sale covered by the Contract is closed and funded and terminates 03/07/2021, unless terminated earlier by reason of other provisions.

4. **RENTAL:** Tenant shall pay to Landlord as rental $ 50.00 per day (excluding the day of closing and funding) with the full amount of rental for the term of the Lease to be paid at the time of funding of the sale. Tenant will not be entitled to a refund of rental if this Lease terminates early due to Tenant's default or voluntary surrender of the Property.

5. **DEPOSIT:** Tenant shall pay to Landlord at the time of funding of the sale $ 1000.00 as a deposit to secure performance of this Lease by Tenant. Landlord may use the deposit to satisfy Tenant's obligations under this Lease. Landlord shall refund any unused portion of the deposit to Tenant with an itemized list of all deductions from the deposit within 30 days after Tenant (a) surrenders possession of the Property and (b) provides Landlord written notice of Tenant's forwarding address.

6. **UTILITIES:** Tenant shall pay all utility charges except HOA Dues which Landlord shall pay.

7. **USE OF PROPERTY:** Tenant may use the Property only for residential purposes. Tenant may not assign this Lease or sublet any part of the Property.

8. **PETS:** Tenant may not keep pets on the Property except current pet on premises.

9. **CONDITION OF PROPERTY:** Tenant accepts the Property in its present condition and state of repair at the commencement of the Lease. Upon termination, Tenant shall surrender the Property to Landlord in the condition required under the Contract, except normal wear and tear and any casualty loss.

10. **ALTERATIONS:** Tenant may not alter the Property or install improvements or fixtures without the prior written consent of the Landlord. Any improvements or fixtures placed on the Property during the Lease become the Property of Landlord.

11. **SPECIAL PROVISIONS:**

12. **INSPECTIONS:** Landlord may enter at reasonable times to inspect the Property. Tenant shall provide Landlord door keys and access codes to allow access to the Property during the term of Lease.

13. **LAWS:** Tenant shall comply with all applicable laws, restrictions, ordinances, rules and regulations with respect to the Property.

14. **REPAIRS AND MAINTENANCE:** Except as otherwise provided in this Lease, Tenant shall bear all expense of repairing and maintaining the Property, including but not limited to the yard, trees and shrubs, unless otherwise required by the Texas Property Code. Tenant shall promptly repair at Tenant's expense any damage to the Property caused directly or indirectly by any act or omission of the Tenant or any person other than the Landlord, Landlord's agents or invitees.

Initialed for identification by Landlord APL 01/25/21 and Tenant AF 01/25/21 1:11 PM CST dotloop verified AF 01/25/21 :48 PM CST dotloop verified TREC NO. 15-5

Northwest Hill Office 8911 N. Capital of Tex 2220 Austin, TX 78759 Luis Urista TXR 1910

15. INDEMNITY: Tenant indemnifies Landlord from the claims of all third parties for injury or damage to the person or property of such third party arising from the use or occupancy of the Property by Tenant. This indemnification includes attorney's fees, costs and expenses incurred by Landlord.

16. INSURANCE: Landlord and Tenant shall each maintain such insurance on the contents and Property as each party may deem appropriate during the term of this Lease. NOTE: CONSULT YOUR INSURANCE AGENT; POSSESSION OF THE PROPERTY BY SELLER AS TENANT MAY CHANGE INSURANCE POLICY COVERAGE.

17. DEFAULT: If Tenant fails to perform or observe any provision of this Lease and fails, within 24 hours after notice by Landlord, to commence and diligently pursue to remedy such failure, Tenant will be in default.

18. TERMINATION: This Lease terminates upon expiration of the term specified in Paragraph 3 or upon Tenant's default under this Lease.

19. HOLDING OVER: Tenant shall surrender possession of the Property upon termination of this Lease. Any possession by Tenant after termination creates a tenancy at sufferance and will not operate to renew or extend this Lease. Tenant shall pay $75.00 per day during the period of any possession after termination as damages, in addition to any other remedies to which Landlord is entitled.

20. ATTORNEY'S FEES: The prevailing party in any legal proceeding brought under or with respect to this Lease is entitled to recover from the non-prevailing party all costs of such proceeding and reasonable attorney's fees.

21. SMOKE ALARMS: The Texas Property Code requires Landlord to install smoke alarms in certain locations within the Property at Landlord's expense. Tenant expressly waives Landlord's duty to inspect and repair smoke alarms.

22. SECURITY DEVICES: The requirements of the Texas Property Code relating to security devices do not apply to a residential lease for a term of 90 days or less.

23. CONSULT YOUR ATTORNEY: Real estate licensees cannot give legal advice. This Lease is intended to be legally binding. READ IT CAREFULLY. If you do not understand the effect of this Lease, consult your attorney BEFORE signing.

24. NOTICES: All notices from one party to the other must be in writing and are effective when mailed to, hand-delivered at, or transmitted by facsimile or electronic transmission as follows:

To Landlord: Ark7 Properties, LLC

To Tenant: Amy Funk and Nathaniel Funk

1804 Laminar Creek
Cedar Park, TX. 78613

Telephone: _____

Telephone: 512-423-0985,512-963-8830

Facsimile: _____

Facsimile: _____

E-mail: Serena@ark7.com

E-mail: natefunk3482@gmail.com

Ark7 Properties LLC	dotloop verified 01/25/21 12:46 PM PST Y4Q8-JYJP-QHL3-VJED	Nathaniel Funk	dotloop verified 01/25/21 1:11 PM CST TRBK-AEOQ-EY8J-DM8Z
Landlord		Tenant	

		Amy Funk	dotloop verified 01/25/21 1:48 PM CST OH4N-OGNY-ISXD-XDXR
Landlord		Tenant	

The form of this contract has been approved by the Texas Real Estate Commission. TREC forms are intended for use only by trained real estate licensees. No representation is made as to the legal validity or adequacy of any provision in any specific transactions. It is not intended for complex transactions. Texas Real Estate Commission, P.O. Box 12188, Austin, TX 78711-2188, 512-936-3000 (http://www.trec.texas.gov) TREC NO. 15-5. This form replaces TREC NO. 15-4.